May 10, 2021

Dear Fellow Shareholders,

EMX concluded another prosperous year in 2020 by executing our uniquely diversified business model, which includes, 1) partnering our royalty generation projects while adding new properties to the portfolio for future partnerships, 2) purchasing new royalty assets in stable and productive mining jurisdictions, and 3) making investments that yield near term cash flow and provide upside exploration and development optionality. We ended the year with cash and cash equivalents of $52 million, investments and loans receivable valued at $26 million, and no debt. While maintaining this strong financial position, EMX's mineral property interests doubled in number to over 200 with our partner companies significantly advancing the value of our royalty assets. A measure of market recognition of EMX's growing value is given by the 100% increase in the Company's share price year on year. These positive developments came in a year marked by the challenges of the Covid pandemic, which the Company and its partners met head on, adapted to, and have now moved past. EMX is building on this constructive momentum going into 2021.

On the royalty generation front, 2020 was another record year for the number of properties partnered. This included ten precious, base, and battery metals projects in Fennoscandia, four gold projects in the western U.S., and one gold project in Australia. Industry interest in our royalty generation portfolios was exemplified by South32's renewal of the regional strategic alliance with EMX in the southwestern U.S. late in 2020, and the subsequent partnering of three Arizona copper projects after year end. In order to help fill the new project pipeline, we expanded our initiatives to Finland, which complements our longstanding programs in Sweden and Norway. Similarly, in the western U.S., we broadened our geographic scope for gold exploration to Idaho, with early mover initiatives giving us a head-start in an underexplored, but increasingly competitive region.

The Company is poised to build on these royalty generation successes by forming new partnerships. So far in 2021, we have four new partners, all privately held companies, that have optioned six nickel-copper-PGE-cobalt projects in Scandinavia, and three copper projects and one gold project in the western U.S. The optioning of projects to private companies provides unique upside opportunities for EMX. Besides the immediate benefit of cash payments and equity stakes, there is the optionality of exploration discoveries and retained royalty interests, as well as further potential upside if a partner proceeds with an IPO founded upon a core of assets provided by EMX. Success cases of this novel commercial approach include Ridgeline Minerals (TSX-V: RDG) with the Swift and Selena Carlin-type deposits in Nevada, which are now EMX royalty properties, and Gold Line Resources (TSX-V: GLDL) with a portfolio of gold projects in Sweden covered by EMX royalty interests.

Our recent cooperation with Gold Line on the Oijarvi and Solvik transaction with Agnico highlights the mutually beneficial relationships EMX strives to foster with its partners. In this case, we identified the Agnico opportunities, brought them to Gold Line, and facilitated a deal whereby Gold Line will acquire the two gold properties with EMX receiving additional equity interest in GLDL and cash payments, as well as retaining the option to acquire royalty interests in the projects. This is a win-win-win deal for the three parties involved.

The Company also moved forward with royalty acquisitions. EMX made a strategic entry into productive and well-known mining camps of Ontario and Quebec, in particular the Red Lake mining district, with two purchases totaling over 60 mineral property assets. The majority of these properties are optioned to other companies for payments and royalty interests. A key aspect of the transactions is EMX's recoupment of its acquisition costs from revenue generated by these new assets within three years. In Chile, we acquired 18 royalty properties in key metallogenic belts occurring in the northern regions of the country. These projects host copper porphyry, IOCG, and gold-silver targets of the kind that define Chile as a world-class destination for exploration discovery. Our purchase of the Kaukua resource project royalty marks two important firsts, including the establishment of the Company's first royalty asset in Finland, as well as its first palladium-platinum royalty property. These examples provide EMX with confidence that our deep in-region, on-the-ground presence will continue to provide an advantage in identifying early-stage royalty acquisition opportunities.

Suite 501 - 543 Granville Street, Vancouver, British Columbia V6C 1X8, Canada

Tel: (604) 688-6390 Fax: (604) 688-1157

www.EMXroyalty.com

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As we know, success in exploration, development, and mining is a long game, and prudently building a royalty portfolio is a process that takes time. However, EMX is in a position to realize the returns from more than 17 years of staying power. The Timok royalty property, which is on pace to commence initial production mid-2021, and the Balya royalty property, which is advancing to production later this year, are examples of long held royalty assets that are primed to pay off for the Company. Meanwhile Leeville continues to generate royalty cash flow to EMX as Nevada Gold Mines invests in, and advances, the property's potential.

EMX's strategic investment in Ensero, an environmental remediation and mine reclamation company, is generating ongoing cash flow to EMX, and providing unique opportunities via a strategic alliance to identify properties to reclaim and subsequently sell for upside exploration or development potential. At the Company's Rawhide gold-silver mining operation strategic investment, the Company is working with other Rawhide investors to help optimize operations, delineate new resources, and identify district wide exploration opportunities.

Our Company's diversified and resilient combination of revenue from royalties, pre-production cash payments, and strategic investments puts us on a solid footing for accelerated growth. EMX is well funded to identify new royalty and investment opportunities, while further developing a pipeline of royalty generation properties that provide opportunities for additional cash flow, as well as exploration, development, and production success.

Respectfully Yours,

"David M. Cole"

David M. Cole

President and Chief Executive Officer

Suite 501 - 543 Granville Street, Vancouver, British Columbia V6C 1X8, Canada

Tel: (604) 688-6390 Fax: (604) 688-1157

www.EMXroyalty.com

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